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SEC FILE NUMBER
0-23538

CUSIP NUMBER
200080109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Motorcar Parts of America, Inc.

Full Name of Registrant

Former Name if Applicable
2929 California Street

Address of Principal Executive Office (Street and Number)
Torrance, CA 90503

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     During the course of the preparation and review of the interim financial statements of Motorcar Parts of America, Inc. (the “Company”) for the three and six months ended September 30, 2006, an error in certain of the Company’s accounts was identified. In summary, the Company made a journal entry at the end of each month to recognize the gross profit impact associated with cores (an integral component of the remanufacturing process) in transit to the Company from its customers. The Company also makes another entry that removes the gross margin impact of both the sales and returns of cores in total. The Company should not have made the entry related specifically to the return of cores in transit. As a result, in certain prior periods, cost of goods sold was overstated and gross profit, operating income and net income were understated. In other periods, cost of goods sold was understated and gross profit, operating income and net income were overstated. The Company’s cash position is not affected.
     While an analysis of the impact of the error is being completed, the Company believes the effect of the error, in the aggregate, resulted in an overstatement of cost of goods sold and an understatement of current assets of approximately $1,200,000.
     Because the Company’s analysis of this error is not complete, the Company is unable to finalize its Quarterly Report on Form 10-Q for the three months ended September 30, 2006 by the November 14, 2006 filing deadline. The Company expects to file this Form 10-Q no later than the fifth calendar day following the filing deadline.
     The information provided herein may contain forward looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements preceded by, followed by or that include the words “intends,” “believes,” and “expects,” or similar expressions or future conditional verbs such as “may” or “will.” Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mervyn McCulloch	(310)	972-4001
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Motorcar Parts of America, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2006	By	/s/ Mervyn McCulloch